Exhibit 99.87
SUPPLY AGREEMENT
     This Supply Agreement (hereafter the “Agreement” ) is made as of this 5th day of January, 2010 (hereafter“Effective Date”) by and between Theratechnologies Inc., having a principal place of business at 2310 Alfred-Nobel Boulevard, Montreal, Quebec, H4S 2B4, Canada (hereafter“Thera”) and Gruppo Cartotecnico Abar litofarma srl, having a principal place of business at Via Pusiano, 4 — Sesto Ulteriano 20098, San Giuliano, Milan, Italy (hereafter “GCAL”).
     Whereas , Thera owns rights to the compound, tesamorelin, a stabilised synthetic analogue of the growth hormone-releasing factor (GRF) (hereafter “Tesamorelin”);
     Whereas, Thera intends to commercialize Tesamorelin for the treatment of HIV-associated lipodystrophy in the United States;
     Whereas, Thera wishes to purchase from GCAL pharmaceutical mass market folding boxes comprising the [Redacted: Name] Supergraph for the commercialization of Tesameorelin in the United States.
     Now, Therefore, in consideration of the premises and the mutual promises and agreements contained herein, Thera and GCAL agree as follows:
Article 1. Definitions
     The following words and phrases when used herein with capital letters shall have the meanings set forth or referenced below:
     1.1 “Affiliate” shall mean any corporation or non-corporate business entity which controls, is controlled by, or is under common control with a party to this Agreement. A corporation or non-corporate business entity shall be regarded as in control of another corporation or non-corporate business entity if it owns, or directly or indirectly controls, in excess of fifty percent (50%) of the voting stock of the other corporation, or (a) in the absence of the ownership of in excess of fifty percent (50%) of the voting stock of a corporation or (b) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate business entity, as applicable.
     1.2 “Artwork”shall mean the logos, trade dress, Trademark, trade names and other design printed on the Product.
     1.3 “Confidential Information ” shall have the meaning ascribed thereto in the non-disclosure and non-use agreement attached hereto as Exhibit 8.1.

     1.4 “[Redacted: Name] Supergraph” shall mean the hologram developed by [Redacted: Name] and affixed on the pharmaceutical mass market folding boxes manufactured by GCAL.
     1.5 “Product ”shall mean GCAL’s pharmaceutical mass market folding boxes manufactured in accordance with industry standards and the Product Specifications.
     1.6 “Product Specifications ”shall mean the specifications of the Product comprising the [Redacted: Name] Supergraph and the Artwork and attached hereto as Exhibit 1.6.
1.7 “Purchase Order” shall mean the purchase order attached hereto as Exhibit 1.7.
     1.8 “Third Party ”shall mean a party other than GCAL or Thera and their respective Affiliates.
     1.9 “Trademark” shall mean [Redacted: Name] , its logo and colour scheme, all of which are proprietary to Thera.
Article 2. Supply of Product
     2.1 Supply of Product. Pursuant to the terms and conditions of this Agreement and for the duration of this Agreement and upon receipt of a Purchase Order from Thera, GCAL shall supply the Product to Thera, and Thera shall take delivery of the Product from GCAL. GCAL shall supply the Product in accordance with the Product Specifications.
     2.2 Product Artwork .Thera shall supply GCAL with the Artwork to be printed on the Product.
     2.3 Changes in Product Specifications. Product Specifications shall not be changed without Thera’s express written consent. Changes to Product Specifications which relate directly to the Trademark shall be made at Thera’s cost. Any other changes to Product Specifications authorised by Thera, including changes to the [Redacted: Name] Supergraph, shall be made at GCAL’s cost.
     2.5 Delivery of Product. GCAL shall deliver the Product to Thera, [Redacted: Delivery Terms] at the location specified by Thera in each Purchase Order issued to GCAL. Shipment shall be via a carrier designated by GCAL. [Redacted: Transfer of Risk]. GCAL shall pay [Redacted: Description of Costs]. GCAL shall give Thera sufficient notice as to when the Product shall be shipped to the location specified by Thera. GCAL shall provide the Product with a packing list and bill of lading consigned to Thera.
     2.6 Price and Payment. GCAL shall invoice Thera for the Product at the prices set forth on Exhibit 2.6 attached hereto. Thera shall make payment [Redacted: Term] from the later of the date of receipt of GCAL’s invoice or the date on which the Product is delivered to Thera as per the terms of Section 2.5 above.

     2.7 Non-Conforming Product. In the event Thera or [Redacted: Name] determines that the Product is not in compliance with the Product Specifications, Thera shall notify GCAL and provide GCAL with a sample of the non-conforming Product. Any and all Product that does not comply with the Product Specifications shall be returned to GCAL at GCAL’s cost, Ex Works Thera’s designated facility or [Redacted: Name] ‘s facility.
     2.8 Replacement of Non-Conforming Product. GCAL shall replace at no cost to Thera on an expedited basis all Products delivered to Thera which do not comply with the Product Specifications.
2.9 Audits
          (a) GCAL hereby grants Thera (or its Third Party designees) the right to conduct audits of GCAL’s or its subcontractors’ packaging facilities.
          (b) Thera shall notify GCAL in writing of its intent to audit GCAL. Thera and GCAL will determine mutually acceptable dates for the audit. Any auditors who are not employees of Thera shall be required to enter into confidentiality agreements with GCAL or its subcontractors and Thera containing terms of non-disclosure and non-use at least as stringent as those set forth in Article 8 herein. Auditors shall abide by GCAL’s or its sub-contractors’ visitor policies. GCAL or its subcontractors shall have the right to protect the confidential information of its other clients and products and to limit the audit to such areas of the production facility that are relevant to the Product.
          (c) The auditors shall issue a written report of their findings within [Redacted: Term] of the audit. Thera shall provide to GCAL a written report of its findings as soon as possible, or within [Redacted: Term] after the conclusion of the audit. GCAL shall promptly address the audit findings, but in no event later than [Redacted: Term] of receiving the report.
Article 3. Purchase Orders
     3.1 Purchase Order Terms. GCAL shall supply the Product to Thera in accordance with Thera’s Purchase Orders within [Redacted: Term] of the receipt by GCAL of Thera’s Purchase Order. Each Purchase Order or any acknowledgment thereof, whether printed, stamped, typed, or written shall be governed by the terms of this Agreement and none of the provisions of such Purchase Order shall be applicable except those specifying Product and quantity ordered, delivery dates, shipping instructions and invoice information.
Article 4. Warranties; Covenants and Indemnification
4.1 Thera’s Warranties.
          (a) Thera represents and warrants that it will abide by all applicable laws and regulations in performing its obligations under this Agreement.

          (b) Thera also represents and warrants to GCAL that Thera’s performance of its obligations under this Agreement will not result in a material violation or breach of any agreement, contract, commitment or obligation to which Thera is a party or by which it is bound and will not conflict with or constitute a default under its corporate charter or bylaws.
4.2 GCAL’s Warranties and Covenants.
          (a) GCAL represents and warrants to Thera that the Product GCAL delivers to Thera pursuant to this Agreement shall, at the time of delivery, be free from defects in material and workmanship and shall be manufactured: (i) in accordance and in conformity with the Product Specifications; and (ii) in compliance with all applicable statutes, laws, rules or regulations, including those relating to the environment, food or drugs and occupational health and safety, including, without limitation, those enforced or promulgated by the FDA.
          (b) GCAL represents and warrants to Thera that it has the capacity to manufacture at least [Redacted: Quantity] Products annually.
          (c) GCAL represents and warrants to Thera that GCAL’s performance of its obligations under this Agreement will not result in a material violation or breach of any agreement, contract, commitment or obligation to which GCAL is a party or by which it is bound and will not conflict with or constitute a default under its Certificate of Incorporation or corporate bylaws.
          (d) GCAL represents and warrants to Thera that the manufacture and supply of the Product in accordance with the Product Specifications does not infringe, and does not constitute misappropriation of, any Third Parties’ intellectual property.
          (e) GCAL represents and warrants to Thera that it has the right to use the [Redacted: Name] Supergraph on the Product and that GCAL has not been notified to cease using or manufacturing the Product with the [Redacted: Name] Supergraph.
          (f) GCAL hereby agrees to promptly notify Thera of any notice it receives from a Third Party alleging (i) the infringement of such Third Party’s intellectual property or (ii) that it must cease using the [Redacted: Name] Supergraph.
Article 5. Indemnification
     5.1 Indemnification by GCAL. GCAL shall indemnify and hold harmless Thera, its Affiliates, officers, directors and employees from and against any and all claims, causes of action, suits, costs and expenses (including reasonable attorney fees), losses or liabilities of any kind related to this Agreement and asserted by Third Parties to the extent such arise out of or are attributable to: (a) GCAL’s breach of any representation or warranty set forth in Section 4.2; (b) any violation of any proprietary right of any Third Party relating to GCAL’s manufacturing processes of the Product pursuant to this Agreement; or (c) any negligent or wrongful act or omission on the part of GCAL, its employees, agents or representatives and which relate to GCAL’s performance hereunder.

     5.2 Conditions of Indemnification. If Thera seeks indemnification hereunder from GCAL, Thera shall promptly give notice to GCAL of any such claim or suit threatened, made or filed against it which forms the basis for such claim of indemnification and shall cooperate fully with GCAL in the investigation and defense of all such claims or suits. GCAL shall have the option to assume Thera’s defense in any such claim or suit with counsel reasonably satisfactory to Thera. No settlement or compromise shall be binding on Thera without its prior written consent, such consent not to be unreasonably withheld, provided, however that consent shall not be required from Thera for any settlement or compromise involving a monetary payment at the time of such settlement or compromise and further provided that such payment does not trigger the liability of Thera.
Article 6. Intellectual Property Rights
     6.1 GCAL’s Proprietary Rights. GCAL has granted no license, express or implied, to Thera to use GCAL proprietary technology, know-how or other proprietary rights, other than for the purposes of this Agreement.
     6.2 Thera’s Proprietary Rights. Thera has granted no license, express or implied, to GCAL to use Thera’s compound, proprietary technology, know-how or other proprietary rights, other than for the purposes of this Agreement.
Article 7. Term and Termination
     7.1 Term. This Agreement shall commence on the Effective Date and, unless earlier terminated as provided below, shall expire [Redacted: Term] after the Effective Date (hereafter the “Initial Term”). Unless otherwise terminated in accordance with this Article 7, this Agreement shall be automatically extended for additional and successive terms of [Redacted: Term] each (each, a “Renewal Term”) unless either party gives the other party no less than [Redacted: Term] written notice of its intention not to renew prior to the expiry of the Initial Term. During any Renewal Term, either party may give notice of its intention not to renew the current Renewal Term by providing the other party with no less than [Redacted: Term] written notice of its intention not to renew prior to the expiry of the relevant Renewal Term.
     7.2 General Termination Rights. Either party may terminate this Agreement as follows: (i) immediately by providing written notice upon the bankruptcy or the insolvency of the other party; or (ii)upon the expiry of a [Redacted: Term] period following a prior written notice has been given by a party to the other party upon the breach of any representation, warranty, covenant or any other material provision of this Agreement by the other party if the breach is not cured within that [Redacted: Term] period.
     7.3 Termination by Thera. Thera shall have the right to terminate this Agreement with or without cause; provided, however, that Thera gives GCAL no less than [Redacted: Term] prior written notice during the Initial Term and during any Renewal Term.
     7.4 Accrued Payment Obligations. Upon termination pursuant to this Article 7, except by reason of breach by GCAL, Thera shall reimburse GCAL for [Redacted: Cost]. GCAL shall invoice Thera for all amounts due hereunder. Payment shall be made pursuant to Section 2.6 herein.
     7.5 Survival. Expiration or early termination of this Agreement shall not relieve either party of any obligations that it may have incurred prior to expiration or early termination, in particular those covenants and agreements contained in Articles 4, 5, 6, 8 and 9, which will continue in full force and effect for a period of [Redacted: Term] unless a different time period is provided for herein.
Article 8. Confidential Information
     8.1 Nondisclosure. The terms and conditions contained in the non-disclosure and non-use agreement dated January 5, 2010 between the parties and attached hereto as Exhibit 8.1 shall govern the disclosure of Confidential Information by either party under this Agreement.
     8.2 Public Announcements. Neither party shall make any public announcement concerning the transactions contemplated herein, or make any public statement which includes the name of the other party or any of its Affiliates, or otherwise use the name of the other party or any of its Affiliates in any public statement or document, except as may be required by law or judicial order, without the written consent of the other party, which consent shall not be unreasonably withheld. Subject to any legal or judicial disclosure obligation, any such public announcement proposed by a party that names the other party shall first be provided in draft to the other party. GCAL acknowledges that Thera is a publicly traded company with continuous disclosure obligations. Accordingly, Thera may have to disclose in a press release, a material change report, its financial statements or in its other continuous disclosure documents the execution of this Agreement and the material terms thereof. In addition, GCAL acknowledges that Thera may have to file this Agreement with the Canadian securities regulatory authorities in order to fulfill its continuous disclosure obligations in Canada.
     8.3 Injunctive Relief. The parties acknowledge that either party’s breach of this Article 8 may cause the other party irreparable injury for which it would not have an adequate remedy at law. In the event of a breach, the non-breaching party may be entitled to injunctive relief in addition to any other remedies it may have at law or in equity.

Article 9. Miscellaneous
     9.1 Notices. All notices hereunder shall be delivered as follows: (a) personally; (b) by facsimile and confirmed by first class mail (postage prepaid); (c) by registered or certified mail (postage prepaid); or (d) by overnight courier service, to the following addresses of the respective parties:

If to Theratechnologies:	If to Gruppo Cartotecnico Abar Litofarma
SRL:
2310 Alfred-Nobel Boulevard	Via Pusiano, 4—Sesto Ulteriano 20098,
Montreal, Québec, Canada	San Giuliano, Milan, Italy
H4S 2B4
Attention: Vice President	Attention: Sales Office
Pharmaceutical Development	Messima Piero

Facsimile: (514) 331-7321	Facsimile: 39 0298 839290
Notices shall be effective upon receipt if personally delivered or delivered by facsimile and confirmed by first class mail, on the third business day following the date of registered or certified mailing or on the first business day following the date of or delivery to the overnight courier. A party may change its address listed above by written notice to the other party.
     9.3 Governing Law. This Agreement shall be construed, interpreted and governed by the laws of the State of New York excluding the Vienna Convention on the International Sale of Goods and the Parties hereby submit to the exclusive jurisdiction of the courts of New York to settle any dispute, litigation or interpretation issues arising from or under the Agreement, including issues relating to its validity and formation.
     9.4 Assignment. Neither party shall assign this Agreement nor any part thereof without the prior written consent of the other party; provided, however: (a) either party may assign this Agreement to one of its wholly-owned subsidiaries or its parent corporation without such consent; and (b) either party, without such consent, may assign this Agreement in connection with the transfer, sale or divestiture of substantially all of its business to which this Agreement pertains or in the event of its merger or consolidation with another company. Notwithstanding the foregoing, Thera, without such consent, shall have the right to assign this Agreement to its collaboration development partner, [Redacted: Name]. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve any party of responsibility for the performance of any accrued obligation which such party then has hereunder.
     9.6 Entire Agreement. This Agreement, together with the Exhibit(s) referenced and incorporated herein, constitute the entire agreement between the parties concerning the subject matter hereof and supersede all written or oral prior agreements or understandings with respect thereto.

     9.7 Severability. This Agreement is subject to the restrictions, limitations, terms and conditions of all applicable governmental regulations, approvals and clearances. If any term or provision of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision hereof, and this Agreement shall be interpreted and construed as if such term or provision, to the extent the same shall have been held to be invalid, illegal or unenforceable, had never been contained herein.
     9.8 Waiver-Modification of Agreement. No waiver or modification of any of the terms of this Agreement shall be valid unless in writing and signed by authorised representatives of both parties. Failure by either party to enforce any such rights under this Agreement shall not be construed as a waiver of such rights, nor shall a waiver by either party in one or more instances be construed as constituting a continuing waiver or as a waiver in other instances.
     9.9 Insurance. GCAL will procure and maintain, at its own expense, for the duration of the Agreement, (a) Commercial General Liability including premises operations, products & completed operations, blanket contractual liability, personal injury and advertising injury including fire legal liability for bodily injury and property damage; and (b) Excess Liability, including product liability with a combined single limit. Upon request, GCAL shall provide to Thera a certificate evidencing the insurance GCAL is required to obtain and keep in force pursuant to this Section 9.9.
In Witness Whereof, the parties intending to be bound by the terms and conditions hereof have caused this Agreement to be signed by their duly authorised representatives as of the date first above written.

THERATECHNOLOGIES INC.		GRUPPO CARTOTECNICO ABAR LITOFARMA SRL

By: (Signed) Luc Tanguay		By: (Signed) Carmelo Lo Duca
Name:	Luc Tanguay	Name:	Carmelo Lo Duca
Title:	Senior Executive Vice President	Title:	President
and Chief Financial Officer

By: (Signed) Pierre Perazzelli
Name:	Pierre Perazzelli
Title:	Vice President, Pharmaceutical
Development

GCAL Supply Agreement — Redacted final

Exhibit 1.6
Product Specifications
[Redacted: Product Specifications]

Exhibit 1.7
Form of Purchase Order
[Redacted: Purchase Order]

Exhibit 2.6
Product Prices
[Redacted: Product Prices]

Exhibit 8.1
Non-Disclosure and Non-Use Agreement
[Redacted: The Agreement]